April 11, 2019

David Sealock
Chief Executive Officer
Petroteq Energy Inc.
15165 Ventura Blvd., #200
Sherman Oaks, CA 91403

       Re: Petroteq Energy Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed March 25, 2019
           File No. 0-55991

Dear Mr. Sealock:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2019 letter.

Registration Statement on Form 10-12G/A

Business
Resources and Mining Operations, page 2

1. The tabular disclosure of the total, developed and undeveloped "net" acreage relating to the TMC Mineral Lease appears to be based on your working interest, less the overriding royalty interest granted to Temple Mountain Energy, Inc. If that is the case, revise the disclosure of your net acreage. For additional guidance on the disclosure of gross and net acreage, refer to the definitions under Item 1208(c) of Regulation S-K. The TMC Mineral Lease, page 3

2. The working interest figure disclosed on page 4 relating to your ownership in the TMC
 David Sealock
FirstName LastNameDavid Sealock
Petroteq Energy Inc.
Comapany NamePetroteq Energy Inc.
April 11, 2019
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         Mineral Lease appears to be your working interest, less an adjustment for the overriding royalty interest granted to Temple Mountain Energy, Inc. If that is the case, revise the disclosure of your working interest ownership to exclude any adjustments for royalties due to others.
3. Revise your disclosure to resolve the apparent inconsistency between the 1.8% attributed to the overriding royalty granted to Temple Mountain Energy, Inc. and the comparable disclosure of a 1.6% overriding royalty disclosed elsewhere on pages F-17 and F-56 of your filing.
4. Expand the disclosure relating to the average sales prices for the production that occurred during fiscal year 2015 to include the API gravity of the final products sold.
5. Revise footnote (1) accompanying the tabular presentation of the average sales prices and production volumes for fiscal year 2015 to remove the reference to those items such as state severance (production), ad valorem and sales taxes and third-party non-operating interests if such items were not used in the determination of the figures presented or tell us why a revision to your disclosure is not needed.
6. To the extent that the figures provided for the average production costs incurred during
         2015 and 2018 include adjustments for ad valorem and/or sales taxes, revise your estimates to remove the impact of these taxes. Refer to Item 1204(b)(2) of Regulation S-
         K.
7. We note your response to comment 2 and the disclosure provided on page 1 appears to indicate that the entire 2,223 barrel difference between the quantities produced and sold during 2015 is attributable to your internal use of this portion of your production as fuel to power the generators that power the plant. Your response appears to be inconsistent with footnote (1) on page 4 which indicates that the 7,777.33 barrels of production is also net of any royalties, e.g. the 8% production royalty specified under the TMC Mineral Lease and the additional 1.6% overriding royalty payable to Temple Mountain Energy, Inc.

         The disclosure of production under Item 1204(a) of Regulation S-K should only include production (after adjustments for production that is consumed in operations) that is owned by the registrant and produced to its interest less royalties due to other parties, or in other words, the production volumes based on your working interest ownership, less all applicable royalties. Revise the disclosure of your production to conform to the requirements under Item 1204(a) of Regulation S-K or tell us why a revision is not necessary. For additional guidance on the requirements relating to your disclosure of production under Item 1204(a) of Regulation S-K, refer to Instructions 1 and 2 to Item
         1204, respectively.
8. Tell us what consideration you have given to the portion of your oil production consumed as fuel in determining the average monthly production cost figures presented for 2015 .
         To the extent that a portion of the oil produced during 2018 was consumed as fuel, this
 David Sealock
FirstName LastNameDavid Sealock
Petroteq Energy Inc.
Comapany NamePetroteq Energy Inc.
April 11, 2019
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         comment also applies to your calculation of the average production costs for 2018.
9. If your current and/or future operating plans include the use of a portion of your production as fuel in your plant operations, expand your disclosure to include an appropriate discussion and to the extent possible an estimate of the percentage(s) of such production to be consumed
10. Revise the figures shown on page 5 relating to the 2015 total production costs for the months of October, November and December to resolve the apparent inconsistency with a mathematical summation of the individual line item costs used to arrive at these total cost figures.
11. Expand your disclosure to include a reasonably detailed explanation of the reason(s) for the apparent difference in the average 2015 monthly production costs shown in the tabular presentation on page 4 and the comparable average 2015 monthly production costs shown in the tabular presentation on page 5.
12. Your disclosure indicates the potential to reduce your average production costs through various economies of scale such as bulk purchases. Expand your disclosure to include examples of the items that would be part of such bulk quantity purchases.
13. Provide us with an explanation in reasonable detail supporting the statement on page 5 included as part of your discussion of differences that may exist between the specifications of your crude oil and those of WTI crude oil that "generally the higher the
         API gravity, the higher the deduction."
14. Your disclosure appears to indicate that your current production sales are made to a purchaser who takes delivery at or near the plant largely due to the relatively high cost that would be incurred in transporting your crude oil to refining centers in other states.
         Expand your disclosure to clarify the extent to which local markets exist that have sufficient capacity to allow you to sell all of your current and forecast future production to purchasers who will take delivery at or near your processing facility. Extraction Technology, page 7

15. Provide us with an explanation in reasonable detail supporting the statement on page 7 that appears to indicate that diluents or blending agents, if used, would "increase the viscosity of the heavy oil extracted from the bitumen saturated ores."
16. We have read your response to comment 16 and are not in a position to agree that your characterization of the final sales product as a "finished crude oil" meets the requirements pursuant to the disclosure of production, by final product sold, under
Item 1204(a) of
         Regulation S-K. In this regard, your final sales product is not a naturally occurring crude oil and is the result of a process in which bitumen is upgraded into a new hydrocarbon product, e.g. a synthetic oil, pursuant to the definition of oil and gas producing activities and the disclosure requirements for oil and gas production in Rule 4-10(a)(16)(i)(D) of
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Petroteq Energy Inc.
Comapany NamePetroteq Energy Inc.
April 11, 2019
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         Regulation S-X and item 1204(a) of Regulation S-K, respectively. Therefore, we reissue prior comment 16.
The Oil Sands Market, page 8

17. We note your revised disclosure in response to comment 17, and we reissue the comment in part. Please revise the disclosure on page 9 to clarify whether the tests of oil sands samples from China, Indonesia and Jordan at your San Diego laboratory were conducted internally or by third parties. If these tests were conducted internally, please revise your disclosure on page 8 regarding "third party tests of the different batches of the heavy oil that have been produced" to clarify that only the Russian oil was tested by a third party, or otherwise please advise.
Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions, page 47

18. We note you added disclosure on page 53 regarding your March 5, 2019 and March 11,
         2019 issuance of common stock to your directors and your Chairman, respectively. Please revise your disclosure of related party transactions to disclose these and other agreements with related parties. Refer to Items 404(a) and 404(d)(1) of Regulation S-K.
Financial Statements - General, page F-1

19. We note that in response in prior comment 24, you now present your financial statements in accordance with accounting principles generally accepted in the United States. We further note that certain amounts in your financial statements have changed, along with the change in presentation. Please describe for us the accounting policy differences that led to these changes and explain how the accounting policy disclosures in your U.S.
         GAAP financial statements reflect these differences, in comparison to the corresponding disclosures in your IFRS financial statements.
20. We note that although you are now indicating your financial statements are prepared in accordance with US GAAP, several of your accounting policy disclosures do not appear to have been revised accordingly. For example, the language within your discussion of the impairment of assets, financial instruments and provisions continues to reflect guidance within IFRS. Please ensure that you have applied all of the accounting requirements of U.S. GAAP, and address the applicability of either the successful efforts method or full cost method of accounting for your oil and gas activities. Please revise your disclosures as necessary to discuss your significant U.S. GAAP accounting policies.
Independent Auditor's Report, page F-38

21. We note that your independent public accountants audited your internal control over financial reporting as of August 31, 2018, and indicated in their opinion that you maintained effective internal control over financial reporting. Please update your
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Petroteq Energy Inc.
April 11, 2019
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         disclosure on page 12, concerning your status as an emerging growth company and the corresponding exemptions from various public company reporting requirements, to clarify that you have elected to have your internal controls over financial reporting audited by your independent registered public accounting firm.
22. We note that although you prepared the U.S. GAAP financial statements subsequent to receiving our comment letter dated March 8, 2019, the date of the report from your independent public accountant continues to be dated February 11, 2019, as previously filed with the IFRS financial statements. Given the nature of the change and differences in various amounts in your financial statements, it is unclear why the auditor would not have updated or dual dated the audit report to coincide with and reflect the additional procedures performed, consistent with PCAOB AS 3110. Please discuss the foregoing with your auditor and either obtain and file an audit report that conforms with this guidance or explain how it was determined that no change to the date was necessary, if this is the view. Also address the application of this guidance as it relates to any incremental adjustments to conform with U.S. GAAP, and any incremental U.S. GAAP accounting policy disclosures.
        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl
Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at 202-551-3699. Please contact
Parhaum Hamidi, Staff Attorney, at 202-551-3421 or Kevin Dougherty, Staff Attorney, at 202-
551-3271 with any other questions.



FirstName LastNameDavid Sealock                               Sincerely,
Comapany NamePetroteq Energy Inc.
                                                              Division of
Corporation Finance
April 11, 2019 Page 5                                         Office of Natural
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